UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CVR Partners, LP

(Name of Issuer)

Common Units representing Limited Partner Interests

(Title of Class of Securities)

126633106

(CUSIP Number)

Colin M. Morris

c/o Rentech, Inc.

2000 Potomac Street NW, 5th Floor

Washington, DC 20007

Tel: (202) 791-9040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 126633106	Page 2 of 3

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the common units (the “Common Units”) representing limited partner interests in CVR Partners, LP, a Delaware limited partnership (the “Issuer”) , and amends the initial statement on Schedule 13D filed on April 12, 2016 (as amended, the “Schedule 13D”) . Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 1 is being filed by: (i) Rentech, Inc., (ii) Rentech Development Corporation, and (iii) Rentech Nitrogen Holdings, Inc.

Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by amending and restating the first paragraph in the subsection titled “Transaction Agreement”:

Simultaneously with the execution of the Merger Agreement, on August 9, 2015, the Issuer, the Sole Member and the Rentech Group entered into a Transaction Agreement, which was then amended on January 20, 2017 (the “Transaction Agreement”). Among other things, pursuant to the Transaction Agreement, (i) the CVR Common Units received by the Rentech Group in the Merger were subject to a six-month lock-up, (ii) the Rentech Group is subject to one-year standstill provisions and (iii) the Rentech Group has the right to appoint one director to the CVR Board so long as they and their permitted assignees hold at least 15% of the outstanding CVR Common Units.

Item 6 of the Schedule 13D is hereby amended and supplemented by amending and restating the first and second paragraph of the subsection titled “GSO Funds Letter Agreement”:

On April 4, 2016, the Company, RNHI and DSHC entered into a letter agreement with certain GSO Funds and the Holders’ Representative, which was amended on January 20, 2017 (the “Letter Agreement”).  Pursuant to the Letter Agreement, among other things, RNHI and DSHC assigned to the GSO Funds certain of the registration rights relating to the Common Units under the Registration Rights Agreement.

Item 6 of the Schedule 13D is hereby amended and supplemented by amending and restating the last paragraph thereof:

The description of the Merger Agreement, Registration Rights Agreement, Transaction Agreement, Credit Agreement, Exchange Agreement, and Letter Agreement contained in this Item 6, and any amendment thereto, are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.  Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit G Exhibit H

Amendment No. 1 to Transaction Agreement, dated January 20, 2017, by and among CVR Partners, LP, Coffeyville Resources, LLC, Rentech, Inc., Rentech Nitrogen Holdings, Inc. and DSHC, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Rentech, Inc. with the SEC on January 23, 2017).

Amendment to the Letter Agreement, dated January 20, 2017, by and among GSO Capital Partners LP, the GSO Funds, Rentech, Inc., Rentech Nitrogen Holdings, Inc. and DSHC, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Rentech, Inc. with the SEC on January 23, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2017

Rentech, Inc.

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President and General Counsel

Rentech Development Corporation

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President and Secretary

Rentech Nitrogen Holdings, Inc.

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President and Secretary

[Schedule 13D – CVR Partners, LP]